Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

The following table sets forth our ratio of earnings to combined fixed charges and preferred share distributions for each of the periods indicated:

	Fiscal Years Ended December 31,
	2017	2016	2015	2014	2013

	(in thousands, except ratio computation)
Earnings:
Income from continuing operations	$33,272	$53,749	$8,991	$270,077	$71,052
Interest	27,623	24,651	25,924	27,060	19,378
Earnings available for fixed charges	$60,895	$78,400	$34,915	$297,137	$90,430

Fixed charges:
Interest	$27,623	$24,651	$25,924	$27,060	$19,378
Preferred share distributions	2,457	—	—	—	—
Total fixed charges	30,080	24,651	25,924	27,060	19,378

Ratio of earnings to combined fixed charges and preferred share distributions (1)	2.2	3.2	1.3	11.0	4.7